EVEREST
155 N. Lake Avenue, Suite 1000 Pasadena, CA  91101
Tel  (626) 585-5920  Fax  (626) 585-5929



November 12, 2002


TO HOLDERS OF ORIGINAL UNITS OF
INCOME GROWTH PARTNERS, LTD. X

         Re:      Offer to Purchase Original Units for $651 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE up to 5,650 Original Units of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership") at a cash purchase price of $651 per Original Unit, without interest, less the amount of distributions made to you after the date of the Offer, and less any transfer fees imposed by the Partnership, which the Partnership advises us are $50 per transfer (regardless of the number of Units transferred).

     Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o $651 per Original Unit equals the amount of net proceeds the Purchaser estimates would be distributed if the Partnership's properties were liquidated for the value estimated in the last appraisal obtained by the General Partner, dated May 8, 2002.

     o One year ago, the General Partner advised limited partners that "the most recent appraisal the partnership [then had] would place a value of approximately $604" per Original Unit.

     o The Offer price exceeds by $401 per Unit (160%) the highest prior offer for Original Units of which Purchaser is aware.

     o The Offer price exceeds by at least $267 per Unit (70%) the average price per unit for trades of Partnership interests reported over the last 12 months.

     o The Partnership's general partner has advised the Purchaser that it does not yet have a specific plan to market or sell the Partnership's properties.


     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on December 12, 2002. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                     Very truly yours,

                                     EVEREST INVESTORS 10, LLC